Volaris announces the execution of a contract to be adhered to a Loyalty Program

Mexico City, Mexico, January 23, 2023 – Volaris (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline operating in Mexico, the United States of America, Central and South America, announces that today its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”) entered into an agreement with Lealtad Mercadotecnia y Conocimiento Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), through the aforementioned contract Concesionaria is adhered as a participating company to the Loyalty Program established and managed by the Supplier (the “Program”).

The Program will offer exclusive benefits to its users, allowing them to accumulate and redeem reward points with OXXO and Volaris.

The Program terms and conditions applicable to Volaris’s clients will be disclosed once its implementation is completed and the Program becomes operational for Volaris customers.

The information included in this report has not been audited and does not provide information on the future performance of the company. Volaris' future performance depends on various factors and it cannot be inferred that the performance of any period or its comparison with the same period of the previous year is an indicator of similar performance in the future.

About Volaris:

About Volaris: Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultralow-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 200 and its fleet from 4 to 117 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for thirteen consecutive years. For more information, please visit www.volaris.com.

Investor’s relations Contact:

Ricardo Martinez / ir@volaris.com

Media Contact:

Gabriela Fernández / gabriela.fernandez@volaris.com